AmerisourceBergen Corporation
1300 Morris Drive
Chesterbrook, PA 19087-5594
www.amerisourcebergen.com
Phone 610.727.7000

February 27, 2014

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:                                         Tia L. Jenkins, Senior Assistant Chief Accountant, Office of Beverages, Apparel, and Mining

Re:                             AmerisourceBergen Corporation

Form 10-K for the Fiscal Year Ended September 30, 2013

Filed November 26, 2013

File No. 001-16671

Ladies and Gentlemen:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated February 19, 2014 (the “Comment Letter”) regarding the Annual Report on Form 10-K for the fiscal year ended September 30, 2013 (the “2013 Form 10-K”) of AmerisourceBergen Corporation (the “Registrant” or “Company”).

We have reproduced the comments contained in the Comment Letter and have set forth the Registrant’s response below the text of each comment.

Form 10-K for the Year Ended September 30, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

1.              Please provide us a draft disclosure of the impact that recently issued accounting standards will have on your financial statements when adopted in a future period and confirm to us that you will include this disclosure in future filings.  Refer to SAB Topic 11M.

Response:

As of September 30, 2013, there were no recently issued accounting standards that will have a material impact on our financial position or results of operations upon their adoption.  We will include this disclosure in future filings or specifically disclose the impact of recently issued accounting standards if they are believed to be material to the Registrant.

Liquidity and Capital Resources, page 30

2.              We note from your consolidated statements of cash flows on page 41 that your borrowings and repayments under revolving and securitization credit facilities have increased significantly to $2.3 billion in fiscal 2013 as compared to $61 million and $35 million in fiscal 2012 and 2011, respectively.  Please provide us a draft disclosure to be included in future filings describing the significant use of these facilities in fiscal 2013 and how these facilities are important to your liquidity needs.  In addition, disclose the intra-period variations of these facilities.  Refer to Section II.A of SEC Release No. 33-9144.

Response:

We confirm that in future filings we will describe the significant use of our revolving and securitization credit facilities in fiscal 2013 and how these facilities are important to our liquidity needs.  In addition, we will disclose the intra-period variations of these facilities.

The following paragraph illustrates our proposed disclosure.

Along with our cash balances, our aggregate availability under our multi-currency revolving credit facility, our receivables securitization facility, and our revolving credit note provides us sufficient capital resources to fund our working capital requirements.  We have increased seasonal needs related to our inventory build during the December and March quarters that, depending on our cash balance, can require the use of our credit facilities to fund short-term working capital needs.  Our cash balances in fiscal 2013 needed to be supplemented by intra-period credit facility borrowings in the first two quarters of fiscal 2013 to cover short-term working capital needs.  The $2.3 billion of intra-period borrowings were fully repaid during the same two quarters of fiscal 2013.  Higher cash balances in fiscal 2011 and 2012 were sufficient to cover the seasonal working capital needs of the comparable periods in fiscal 2011 and 2012.

*                                                                                         *                                                                                         *

In connection with the Commission’s request in the Comment Letter that the Registrant provide a statement containing certain acknowledgements, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (610) 727-7185 if you should have any questions regarding our responses or if you should have any additional comments after reviewing our responses.

Sincerely,

/s/ Tim G. Guttman

Tim G. Guttman
Senior Vice President and
Chief Financial Officer

cc:	Steve Lo
Craig Arakawa